UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ACCRETIVE HEALTH, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

00438V 103

(CUSIP Number)

DECEMBER 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00438V 103	13G/A	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ascension Health 31-1662309
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,942,349
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 6,942,349
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,942,349
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 00438V 103	13G/A	Page 3 of 5 Pages

Item 1	(a).	Name of Issuer:

Accretive Health, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

Accretive Health, Inc. 401 North Michigan Ave, Suite 2700 Chicago, IL 60611

Item 2	(a).	Name of Person Filing:

Ascension Health

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

4600 Edmundson Road St. Louis, MO 63134

Item 2	(c).	Citizenship:

Ascension Health is organized as a Missouri nonprofit corporation

Item 2	(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Common Stock”)

Item 2	(e).	CUSIP Number:

00438V 103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1 (b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

	(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable.

CUSIP No. 00438V 103	13G/A	Page 4 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 6,942,349 shares of Common Stock

(b) Percent of class:

7.1%

The foregoing percentage is calculated based on the 97,266,838 shares of Common Stock of Accretive Health, Inc. outstanding as of November 1, 2012 as reported in the issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2012.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

6,942,349

(ii) Shared power to vote or to direct the vote:

— 0 —

(iii) Sole power to dispose or to direct the disposition of:

6,942,349

(iv) Shared power to dispose or to direct the disposition of:

—0—

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

CUSIP No. 00438V 103	13G/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

ASCENSION HEALTH ALLIANCE, On behalf of Ascension Health as Fiscal Agent and Nominee of certain of its wholly- owned subsidiaries

/s/ Anthony J. Speranzo
Anthony J. Speranzo Executive Vice President and Chief Financial Officer